AMERICAN ACCESS TECHNOLOGIES, INC.

6670 Spring Lake Road

Keystone Heights, FL 32656

(352) 473-6673

December 28, 2004

Via fax: 202-942-9531 and Edgar

Att: Amanda Gordon

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:	American Access Technologies, Inc. Registration on Form S-3 File No. 333-120092

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Greetings:

On behalf of the Registrant, American Access Technologies, Inc., this will request the acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m. (EST) on December 29, 2004, or as soon thereafter as may be practicable. Please advise our counsel, Joel Bernstein, at 305-858-7300 if you have any questions concerning this matter.

Yours very truly,

AMERICAN ACCESS TECHNOLOGIES,

INC.

/s/John Presley

President